SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 20 December 2012

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed: News Release – OT Concentrator Start Up

December 20, 2012

Press release

Oyu Tolgoi expected to complete commissioning of ore-processing equipment and begin processing first ore through the concentrator by year end

VANCOUVER, CANADA – Turquoise Hill Resources today announced that Oyu Tolgoi is expected to complete a seven-week commissioning of the mine’s ore-processing equipment the week of December 23. 2012. With the conclusion of the power purchase agreement on November 5, 2012, Oyu Tolgoi began the operations commissioning process. An event marking the milestone will be held at the mine next week, with the Mongolian Prime Minister expected to be in attendance.

Kay Priestly, Chief Executive Officer of Turquoise Hill, said, “The team at Oyu Tolgoi has been making impressive progress with mine commissioning and preparing the concentrator for initial start-up. We remain on track for the beginning of commercial production in the first half of 2013.”

Oyu Tolgoi also is expected to begin processing first ore through the concentrator by year end, with first concentrate production to follow within one month. The commencement of commercial production is expected three to five months thereafter.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia, which is expected to begin commercial production in the first half of 2013. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 57% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Contacts

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Mobile: tony.shaffer@turquoisehill.com

Turquoise Hill Resources Ltd. World Trade Centre Suite 615-999 Canada Place Vancouver, British Columbia Canada V6C 3E1 T 604 688 5755 www.turquotsehill.corn

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to the completion of commissioning of the ore-processing equipment, the processing of first ore through the concentrator, the first concentrate production and the anticipated achievement of commercial production commencement milestones, other matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance and reflect current expectations or believes regarding future events and are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

All such forward-looking information and statements are based on certain assumptions and analyses made by issuer’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” included in the issuer’s Annual Information Form, both filed on SEDAR and EDGAR. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, including the assumption in many forward-looking information or statements that other such information or statements will be correct. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 20 December 2012	By:	/s/ Neville J. Henwood
NEVILLE J. HENWOOD
Sr. Vice President, Legal &
Corporate Secretary